

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Scott M. Davies
Senior Securities & Corporate Transactions Counsel
Illumina, Inc.
9885 Towne Centre Drive,
San Diego, CA 92121

      Re: Illumina, Inc.
            Form 10-K for the Fiscal Year Ended January 3, 2010
            Filed February 26, 2010
            File No. 000-30361

Dear Mr. Davies:

      We have completed our limited review of your Annual Report on Form 10-K and do not have any further comments at this time. If you have any questions please contact Allicia Lam at (202) 551-3316.

                Sincerely,

                Russell Mancuso
                Branch Chief